Guy Whittaker Group Finance Director

Cecilia D Blye, Chief
Office of Global Security	Gogarburn
Division of Corporation Finance	Edinburgh
US Securities and Exchange Commission	EH12 1HQ
100 F Street, N.E.	Telephone: 0131 523 2028
Washington D.C. 20549	Facsimile: 0131 626 0550

www.rbs.com
18 December 2007

Dear Ms Blye

Form 20-F for the fiscal year ended 31 December 2005
Filed 26 April 2006
File No. 0-51788

Thank you for your letter of 2 March 2007 addressed to Sir Fred Goodwin which we received on 19 July 2007. Our response to your comments is set out below. References to 'the Company' are to The Royal Bank of Scotland Group plc and 'the Group' means the Company and its subsidiaries.

1.
Please describe the nature of your contacts with Iranian and Syrian individuals and institutions. For example, it is unclear if the company's contacts include loans or other funding to the governments of Iran or Syria or to entities controlled by their governments. If your contacts involve funds provided to these governments or government-controlled entities, please expand your qualitative materiality analysis to further address the nature of your contacts.

As previously advised, we have no and have had no employees, offices or branches in Iran or Syria. We do not solicit business in these countries. Our contacts with individuals or institutions of Iranian or Syrian nationality are very limited and strictly controlled; such business as is transacted with them is entered into outside Iran or Syria. The Group provides general banking services principally to Iranian or Syrian nationals and small and medium sized corporations controlled by them.

The Group provides no loans or other funding directly to the Governments of Iran or Syria or, as far as we are aware, to entities controlled by them.

2.	Please provide us with a copy of the proposed disclosure prior to including this in future filings.

Our revised disclosure is set out on page 211 of the Group's 2006 Form 20-F 'Supervision and regulation-United States' filed with the Commission in April 2007.

Please contact Rajan Kapoor, Group Chief Accountant at +44 131 626 3768 if you have any questions in this regard.

Yours sincerely

Guy Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St. Andrew Square Edinburgh EH2 2YB